October 6, 2010

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE:

Catalyst Funds, File Nos. 333-132541 and 811-21872

Ladies and Gentlemen:

On behalf of the Compass EMP Multi-Asset Balanced Fund, Compass EMP Multi-Asset Growth Fund, Compass EMP Alternative Asset Fund, Eventide Gilead Fund, Day Hagan Tactical Allocation Fund of ETFs, Listed Private Equity Plus Fund, SMH Representation Trust, and the Catalyst Value Fund (Class I shares only) (collectively, the “Funds”), each a series of the Catalyst Funds (the “Trust”), and Matrix Fund Distributors, Inc., the Funds’ distributor, we hereby request that the Commission accelerate the effective date of Post-Effective Amendment No. 40 to the Trust’s Registration Statement (the “Amendment") to November 1, 2010, or the earliest practicable date thereafter.

The Amendment was originally filed on September 2, 2010 pursuant to Rule 485(a) promulgated under the Securities Act of 1933 to provide updating information for the Funds and  conform the prospectuses to the requirements of the new form N-1A statutory and summary prospectus requirements.  The Amendment was refiled on October 6, 2010 to correct an administrative error in series and class identifier coding.  Absent acceleration, the Amendment would become effective on December 5, 2010.

If you have any questions concerning this request, please contact JoAnn M. Strasser at (513) 352-6725.

Matrix Fund Distributors, Inc.

Catalyst Funds

By:/s/ Christoper Anci

By:

/s/ Christopher Anci

Name:

Christopher Anci

Name:

Christopher Anci

Title:

Director

Title:

President